JPMorgan Chase & Co.

August 2012

Pricing Sheet dated August 30, 2012 relating to
Preliminary Terms No. 12 dated August 16, 2012
Registration Statement No. 333-177923
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities due September 5, 2013

Based on the Performance of the Common Stock of Apple Inc.

PRICING TERMS –AUGUST 30, 2012			
Issuer:	JPMorgan Chase & Co.		
Underlying stock:	Common Stock of Apple Inc.		
Aggregate principal amount:	$65,541,160		
Stated principal amount:	$10 per security		
Issue price:	$10 per security (see "Commissions and Issue Price" below)		
Pricing date:	August 30, 2012		
Original issue date:	September 5, 2012 (3 business days after the pricing date)		
Maturity date:	September 5, 2013, subject to adjustments for certain market disruption events and as described under "Description of the Securities — Payment at Maturity" in the accompanying product supplement no. MS-4-I		
Early redemption:	If, on any of the first three determination dates, the closing price of the underlying stock is **greater than or equal to** the initial stock price, the securities will be automatically redeemed for an early redemption payment on the first contingent payment date immediately following the related determination date.		
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount *plus* (ii) the contingent quarterly payment with respect to the related determination date.		
Contingent quarterly payment:	• If, on any determination date, the closing price or the final stock price, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly payment of $0.339 (3.39% of the stated principal amount) per security on the related contingent payment date. • If, on any determination date, the closing price or the final stock price, as applicable, is less than the downside threshold level, no contingent quarterly payment will be made with respect to that determination date.		
Determination dates:	November 30, 2012, February 28, 2013, May 30, 2013 and August 30, 2013, subject to postponement for non-trading days and certain market disruption events. We also refer to August 30, 2013 as the final determination date.		
Contingent payment dates:	With respect to each determination date other than the final determination date, the third business day after the related determination date. The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.		
Payment at maturity:	• If the final stock price is **greater than or equal to** the downside threshold level:	(i) the stated principal amount *plus* (ii) the contingent quarterly payment with respect to the final determination date	
	• If the final stock price is **less than** the downside threshold level:	(i) a number of shares of the underlying stock equal to the exchange ratio as of the final determination date, or (ii) at our option, the cash value of such shares as of the final determination date	
Exchange ratio:	0.01506, which is the stated principal amount *divided* by the initial stock price, subject to adjustment in the event of certain corporate events affecting the underlying stock		
Downside threshold level:	$531.248, which is equal to 80% of the initial stock price, subject to adjustment in the event of certain corporate events affecting the underlying stock		
Initial stock price:	$664.06, which is the closing price of the underlying stock on the pricing date *divided* by the adjustment factor		
Final stock price:	The closing price of the underlying stock on the final determination date		
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock		
CUSIP/ISIN:	46637G322/US46637G3222		
Listing:	The securities will not be listed on any securities exchange.		
Agent:	JPMorgan Securities LLC ("JPMS")		
Commissions and issue price:	**Price to Public[(1)]**	**Fees and Commissions[(2)]**	**Proceeds to Issuer**
Per security	$10.00	$0.15	$9.85
Total	$65,541,160.00	$983,117.40	$64,558,042.60

(1) *The price to the public includes the estimated cost of hedging our obligations under the securities through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on PS-37 of the accompanying product supplement no. MS-4-I.*

(2) *JPMS, acting as agent for JPMorgan Chase & Co., received a commission of $0.15 per $10 stated principal amount security and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC. See "Underwriting (Conflicts of Interest)" beginning on page PS-63 of the accompanying product supplement no. MS-4-I.*

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering, the related product supplement no. MS-4-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see "Additional Information About the Securities" at the end of this document.

Preliminary Terms No. 12 dated August 16, 2012: http://www.sec.gov/Archives/edgar/data/19617/000095010312004186/crt-dp32283_fwp.pdf
Product supplement no. MS-4-I dated December 27, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211008357/e46666_424b2.pdf
Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.